March 27, 1997


Bartlett Capital Trust
36 East Fourth Street
Cincinnati, Ohio  45202

Gentlemen:

     This letter is in response to your request for our opinion in connection with the filing of Post-Effective Amendment No. 22 to the Trust's Registration Statement.

     We have examined a copy of (a) the Trust's Agreement and Declaration of Trust and amendments thereto, (b) the Trust's By-Laws and amendments thereto, and (c) all such agreements, certificates of public officials, certificates of officers and representatives of the Trust and others, and such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed. We have assumed the genuineness of the signatures on original documents submitted by us, the conformity to executed documents of all unexecuted copies submitted to us and the conformity to the original of all copies submitted to us as conformed or copied documents.

     Insofar as the opinions contained herein involve matters of laws of the Commonwealth of Massachusetts, they are based solely on the opinion of Brown, Rudnick, Freed & Gesmer, a copy of which is attached hereto.

     Based on the foregoing, we are of the opinion that the shares of the Trust, which are registered pursuant to the Amendment, if issued in accordance with the Prospectuses and Statements of Additional Information of the Trust, will be legally issued, fully paid and non-assessable.

     We herewith give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to the Amendment referred to above.

                                   Very truly yours,


                                   BROWN, CUMMINS & BROWN CO., L.P.A.
BCB:tms